UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Carl Sanko

c/o MCRL Holdings LLC

4824 Denaro Drive

Las Vegas, NV 89135

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Carl Sanko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 16,346,182(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 16,346,182(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,346,182(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 11.8%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)Of the 16,346,182 shares of Common Stock of Grow Capital, Inc. beneficially owned by Carl Sanko, 14,511,182 shares are beneficially owned as community property by Carl Sanko and Micol Sanko or by Carl and Micol Sanko as joint tenants, with equal voting rights and dispositive power, 5,410 shares of which are held in a brokerage account at Alpine Securities Corporation. Carl Sanko and Micol Sanko jointly own MCRL Holdings and are the indirect beneficial owners of all of the 1,835,000 shares of Common Stock of Grow Capital, Inc. held of record by MCRL Holdings.

(2)Based on 137,982,075 shares of Common Stock outstanding as of May 15, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Micol Sanko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 16,346,182 (3)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 16,346,182 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,346,182 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 11.8%(4)

14.	Type of Reporting Person (See Instructions): IN

(3)Of the 16,346,182  shares of Common Stock of Grow Capital, Inc. beneficially owned by Carl Sanko, 14,511,182 shares are beneficially owned as community property by Carl Sanko and Micol Sanko or by Carl and Micol Sanko as joint tenants, with equal voting rights and dispositive power, 5,410 shares of which are held in a brokerage account at Alpine Securities Corporation. Carl Sanko and Micol Sanko jointly own MCRL Holdings and are the indirect beneficial owners of all of the 1,835,000 shares of Common Stock of Grow Capital, Inc. held of record by MCRL Holdings.

(4)Based on 137,982,075 shares of Common Stock outstanding as of May 15, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. MCRL Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,835,000(5)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,835,000(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,835,000(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%(6)

14.	Type of Reporting Person (See Instructions): OO

(5)Carl and Micol Sanko jointly own MCRL Holdings and are the indirect beneficial owner of all of the 1,835,000 shares of Common Stock of Grow Capital, Inc. held of record by MCRL Holdings.

(6)Based on 137,982,075 shares of Common Stock outstanding as of May 15, 2019.

CUSIP No. 399818103

Item 1.           Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by Carl Sanko to amend and supplement the Items specified below on Carl Sanko’s Schedule 13D (the “Original Statement”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180 Henderson, NV 89074.

Item 3.           Source and Amount of Funds or Other Consideration

The second paragraph of Item 3 of the Original Statement is amended and restated as follows:

Including the 5,410 shares of Common Stock held in a brokerage account at Alpine Securities Corporation, Carl and Micol Sanko as joint tenants are the record holder of an aggregate of 11,679,367 shares of Common Stock of the Issuer, of which (i) 1,666,667 shares of Common Stock were purchased in a private placement conducted by the Issuer on April 12, 2019 for an aggregate consideration of $100,000 and (iv) 2,706,767 shares were awarded on May 15, 2019 as compensation for Mr. Sanko’s services as Secretary of the Issuer and as compensation for his services as a consultant to the Issuer.  Shares purchased by Carl and Micol Sanko as joint tenants were acquired through the use of personal investment funds and no funds were borrowed in connection with the purchases.

Item 5.           Interest in Securities of the Issuer

Item 5(a) of the Original Statement is amended and restated as follows:

(a)Carl Sanko is the record holder of 2,831,815 shares of Common Stock of the Issuer, representing approximately 2.1% of the outstanding Common Stock of the Issuer. Carl Sanko and Micol Sanko each have shared voting and dispositive power over the shares held by Carl Sanko.

Including the 5,410 shares of Common Stock held in a brokerage account at Alpine Securities Corporation, Carl and Micol Sanko as joint tenants are the record holder of an aggregate of 11,679,367 shares of Common Stock of the Issuer, representing approximately 8.5% of the outstanding Common Stock of the Issuer. Carl Sanko and Micol Sanko each have shared voting and dispositive power over the shares they hold as joint tenants.

MCRL Holdings is the record holder of 1,835,000 shares of Common Stock of the Issuer, representing approximately 1.4% of the outstanding Common Stock of the Issuer.  Carl Sanko and Micol Sanko are the owners of MCRL Holdings and the indirect beneficial owners of all of the shares of Common Stock of the Issuer held by MCRL Holdings and each have shared voting and dispositive power over such shares.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of May 15, 2019, 11.8% of the outstanding shares of Common Stock of the Issuer.

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 137,982,075 shares of issued and outstanding Common Stock of the Issuer as of May 15, 2019, as reported on the Issuer’s Form 10-Q filed May 14, 2019 and after giving effect to the issuances of Common Stock on May 15, 2019 as reported on the Issuer’s Current Report on Form 8-K filed May 20, 2019.

Item 5(c) is amended and restated as follows:

(c)In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

•230,769 shares of Common Stock were awarded to Carl Sanko on April 1, 2019 as compensation for his services as a director of the Issuer;

•1,000,000 shares of Common Stock were awarded to Carl Sanko on April 3, 2019 as compensation for his services as Secretary of the Issuer;

•1,666,667 shares of Common Stock were purchased by Carl and Micol Sanko as joint tenants in a private placement conducted by the Issuer on April 12, 2019;

•2,706,767 shares were awarded on May 15, 2019 as compensation for Carl Sanko’s services as Secretary of the Issuer and as compensation for his services as a consultant to the Issuer.

Item 5(d) of the Original Statement is amended and restated as follows:

(d) No person other than Carl Sanko, Micol Sanko and MCRL Holdings is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock of the Issuer reported hereby.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 20, 2019

/s/ Carl Sanko
Carl Sanko

/s/ Micol Sanko
Micol Sanko

MCRL HOLDINGS LLC

By:	/s/ Carl Sanko
Name:	Carl Sanko
Title:	Managing Member